Filed by Energy Fuels Inc.
(Commission File No.: 001-36204)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Uranerz Energy Corporation
(Commission File No.: 001-32974)

REPORTER'S TRANSCRIPT

Energy Fuels Inc.
27th Annual ROTH Conference
March 8, 2015 - March 11, 2015
The Ritz Carlton - Dana Point, CA

http://wsw.com/webcast/roth29/uuuu

     CURTIS MOORE: Great. Thank you very much, Joe, and yeah, my -- like you said, my name is Curtis Moore and I'm Vice President of Marketing and Corporate Development for Energy Fuels. And for those that don't know, Energy Fuels is one of the major producers of uranium in the United States, and this is extremely important. Uranium is the fuel, of course, for nuclear reactors and nuclear energy. The United States is the world's largest producer of nuclear energy and, therefore, we are the world's largest consumer of uranium. We have the largest fleet in the world, even though you might hear a lot about China these days. Maybe China will overtake us here in the coming years, but being a big producer of uranium in the U.S. these days is particularly strategic.

     So today I plan to focus on two primary items; first, I'm going to discuss some of the exciting things that we're seeing in the uranium space right now. I've been saying that uranium is one of the best-kept secrets in the commodity markets these days. Just this past fall, uranium prices rose from a low of $28 per pound, which was pretty close to near historic lows. They actually spiked up to about $44 per pound -- to about $44 per pound in November and have actually held pretty steady at about $39 per pound. We may have broken out of a three-and-a-half year downtrend in uranium prices which followed the natural disaster at Fukushima and, of course, we're actually -- in a couple of days will be the four-year anniversary of Fukushima. So, hopefully, we are getting past that.

     So the second big thing I'm going to focus on today is how Energy Fuels is preparing for this resurgence. We recently announced, in January, the acquisition of another uranium producer in the United States called Uranerz Energy Corporation. They are actually the newest uranium producer in the United States and we believe that this acquisition is really going to take Energy Fuels, indeed the entire U.S. uranium mining industry, to the next level where we clearly emerge as the dominant uranium producer in the United States.

     Of course, these are the standard disclaimers that we have on this page; also the last three pages of this, so review these at your convenience

     This is what the presentation is going to look like today. We are -- as I said, I'm really going to be focusing on Items 1 and 2 up there. So let's get going.

     So uranium is, like I said, one of the best-kept secrets out there in the commodity markets. Right after Fukushima, uranium prices began about a three-and-a-half year decline. Right before Fukushima, uranium's spot prices were about $72 per pound and on their way up. Then they reached a low of about $28 per pound in the summer of 2014. But, again, in the fall of 2014 we saw prices spike up to $44 a pound. Toward the end of the year they went back down to about $35 per pound, but right now they've been stabilizing in this $38 to $39 per pound. Arguably, we've broken out of a three-and-a-half downtrend in uranium prices through this move.

     What we're seeing is increasing calls for clean energy sources. I think we all understand and know that. Nuclear energy, of course, is a clean energy source. It has -- it significantly reduces carbon emissions, it significantly reduces air emissions, it's clean, it's safe; it's a wonderful way to produce electricity and that's why countries around the world are building nuclear reactors. I'll show a slide in a minute here, it's a very common slide you see, but right now there are actually 70 nuclear reactors under construction around the world today.

     We're also seeing some geopolitical risks that are creating some new uranium supply constraints. Almost 50 percent of the world's uranium comes from Central Asia and Eastern Europe and, as we all know there's a little bit of instability occurring in that part of the world. Another significant portion of uranium supply comes from Niger, and there's been some terrorist activity in Niger over the past couple of years. And I think it's very important to understand that uranium is a very, very small market. It's very thinly traded and there's only a few major production centers around the world. And, when you have supply disruptions at any one of those production centers, that can really cause a big movement in the price of uranium.

     Again, uranium prices have been performing very well recently, and even though we've seen uranium prices go up to about $38-$39 per pound, arguably that is still not a sustainable level. Globally, the worldwide cost of production, in order to supply the uranium that we know we're going to need in the coming years, it's probably in the $65-$75 per pound range and we've seen those prices a couple of times over the last 10 years. And so that's why we believe that Energy Fuels is particularly well positioned to take advantage of this.

     This slide shows where we are on nuclear power around the world. It's a very -- yeah, this is -- you see this quite a bit. There is a lot of reactors under -- that are operating right now, 437; 70 are under construction, including 27 in China. There's actually five reactors under construction here in the United States. A lot of people don't realize that, that the United States is actually building new nuclear reactors right now. And then there's almost 500 reactors that are on order or they're planned or they're proposed. Nuclear is going to see major growth in the coming years.

     And what's not really shown on this slide, I was just reading the most recent quarterly report by Ux Consulting, which is one of the major uranium and nuclear supply analysts. And it's kind of interesting because what we see here ties directly to demand from utilities. Right now, annual reactor consumption is in the neighborhood of 170-180 million pounds of uranium per year. And utilities, what they really need are reliable, steady supplies of uranium, which they typically achieve through long-term contracts, but also through discretionary inventory building.

     But what really caught my eye on that report were the uncovered uranium needs for utilities. So, again, they try to cover their utility -- their uranium requirements through long-term contracts. And between now and 2025, utilities around the world have almost 1 billion pounds of uncovered uranium demand. That's a huge number and, arguably, it's hard to know where that kind of a supply is actually going to come from. Most of the world's supply comes from -- has come from Kazakhstan. Most of the world's increase in supply has come from Kazakhstan over the last 12 to 15 years. Kazakhstan went from about 5 million pounds of production per year up to about 60 million pounds of production, but arguably they have reached a ceiling on their production. In fact, their production in 2014 is flat with what their production was in 2013.

     So, again, it's hard to know where this supply is going to come from to meet these requirements. And so, these uncovered requirements really begin to get pretty large in the 2017-2018 time period, which is only a few years away. But what really makes that interesting, in my view, is that utilities need to -- they need to procure this material 18 to 24 months in advance so they can enrich it, so they can manufacture their fuel rods for their nuclear reactors.

     Well, if you go backwards from that, that means they're going to start needing to procure this material for 2017 and '18 later in 2015, moving into 2016. So levels of long-term contracting have been fairly low over the past -- past couple of years, mainly because suppliers like us and others around the world, we just don't want to lock in these low prices. Utilities, they've been okay with it because there's been cheap spot material available and so they've been building up their inventories a little bit. But these large requirements are coming up and I think there's a pretty good chance that we're going to see uranium prices increase significantly here at the end of 2015 and into 2016.

     So I'm going to switch pages now and talk to you a little bit about our acquisition of Uranerz Energy Corporation. Again, Energy Fuels is one of the major producers of uranium in the United States right now. We're not a developer, we're not an explorer, we're actually producing. Our mill, which is the White Mesa mill located in Southeast Utah, has accounted for 15 to 25 percent of all uranium production in the United States over the past several years. So it's a major producer. It's arguably not just a strategic asset for Energy Fuels, I think it's a strategic asset for the United States, since it's the only conventional uranium mill in the United States.

     Uranerz is actually the newest producer of uranium in the United States. They just began production from their Nichols Ranch processing facility in Northeast Wyoming. They are going to produce right around 200,000 pounds in 2014 during their ramp-up period. They utilize in-situ production, which is a form of in-place solution mining. And so, together, we believe that we're emerging as the dominant uranium production company that's focused on the United States. We'll have both ISR production and conventional production in our portfolio. In fact, we'll only be -- we'll be one of only three companies in the entire world that have both ISR and conventional assets in our portfolio; the other two being Cameco and Areva.

     We believe that with this increased scale and also the increased number of production centers, we'll have better access to U.S. utilities. We're going to have the large -- well, we do right now, but we're going to improve our -- upon our largest NI 43-101 uranium resource in the U.S. among producers. We have an extensive pipeline of high-quality development and exploration projects. The combined entity is expected to have six long-term contracts with utilities, all at premium prices. Right now, as I said, the spot price of uranium is about $38 per pound. Together, our contracts will have a weighted average price of about $59 per pound, which is a nice premium. And, of course, we have a strategic relationship -- relationships with Sumitomo and KEPCO.

     The bottom line is, is that we believe this combined company has the ability to put more U.S. uranium into production than any other company out there.

     This is kind of a nice slide I like to show. It shows where our production is in relation to the fleet of U.S. nuclear reactors. Each of those triangles is a nuclear power plant with the size of the triangle corresponding to how large the plant is. The circles there that you can see down in Tennessee, South Carolina and Georgia, those are where the five new nuclear reactors are under construction. And then in the yellow outline, shows where our operating area is. You can see our White Mesa mill down in Southeast Utah. You can see Uranerz's Nichols Ranch processing facility up in Northeast Wyoming. And these states represent the best uranium producing districts in the United States, both from a historical perspective, but also from a future perspective. So, you know, you can see why we're so excited about this transaction with Uranerz.

     In terms of board and management, Energy Fuels is going to continue to manage this company. We are looking to add potentially Paul Goranson to our management team to manage our ISR operations, and we're going to be adding three people to the board of directors from Uranerz. And, again, this is decades of uranium industry experience as represented by these people here.

     Here's another slide I like to show that really -- I think it shows well the scale of why we believe that we're emerging in the U.S. space. These companies on the left here, those are producing or near-producing companies that are focused on the United States. And you can see that by almost any metric, the Energy Fuels-Uranerz combination is going to far out shadow most of our competitors out there. I mean, really represented here, there's only going to be two producers in the United States; Energy Fuels/Uranerz and also UR Energy. UEC, they have a little bit of production, but I wouldn't call it commercial-scale production. They've been kind of in standby mode here.

     You can see that our working capital position is very strong. As of September 30, 2014 we had $57.3 million of cash and inventory. We have both ISR and conventional production. We'll have multiple supply contracts and we have a focus on the United States.

     So I'm going to quickly just go through our operating platforms here. I'm not going to spend a whole lot of time on this, but again, here's Uranerz. They're in Northeast Wyoming there, the newest uranium production center in the United States. They're focused on the Powder River Basin. You can see our White Mesa mill right there which is central to many of the best conventional assets in the United States.

     This is Uranerz's Nichols Ranch facility, all these pictures are of their facility; so you can see that this is a -- this is a real deal. This is just quickly how in-situ production works. Again, it's a -- it's a form of in-place solution mining where you have a series of injection wells and production wells in deposits that are amenable to this process and it's a good process for develop -- for producing uranium when you have the correct geologic conditions.

     Like I said, they're going to do about 200,000 pounds in 2014. It has a licensed capacity of 2 million pounds per year, which is quite significant. They're located in the Powder River Basin which is actually where most of the uranium is produced in the United States right now, led by Cameco who does about 50 percent of all U.S. production, and it all comes from their -- or much of it comes from the Powder River Basin here. But Uranerz does hold a large and strategic land position within the Powder River Basin. That in the blue aqua color there is their land position, and you can see we have the Smith Ranch Highlands facility down here just off the map, that's Cameco. You have Willow Creek up here which is Uranium One. A couple of other very significant projects is Reno Creek here and there's also -- well, Nichols Ranch which is right here. But you can see that -- that Uranerz has an excellent land position in terms of development and exploration potential.

     Here's Energy Fuels’ projects. That's our White Mesa mill up there on the top. Some of these other pictures are of our Pine Nut mine located in Northern Arizona. Again, the White Mesa mill is the only conventional mill in the United States today. It's central to the best -- best conventional deposits in the United States. It has separate alternate feed and vanadium circuits, and I don't go into it too much, but we actually have a significant vanadium resource as well, which is seeing some increased interest in terms of batteries for renewable energy technologies.

     Here's the recent production history of the White Mesa mill, and so it's been a very reliable supplier in the United States. Here's our projects we're producing right now from the Pine Nut mine here in Northern Arizona. A lot of people don't realize, but Northern Arizona actually has some of the highest-grade uranium deposits in the world, outside of the Athabasca Basin. And these deposits are actually a little bit more manageable than some of those Athabasca deposits. Those are great, big, high-grade deposits up there, but they're going to take billions of dollars to really put into production, and it's hard to see how they're actually going to go into production anytime soon. These are much more manageable, but they are also high grade. We're going to be moving later in the -- toward the middle of the year from Pine Nut down to our Canyon mine here. Canyon actually has a mineable grade of over 1 percent. I have to laugh sometimes when you hear uranium producers talking about, you know, we have a deposit that has 500 or 600 parts per million in terms of their grade. Well, Canyon's about 10,000 parts per million. This is very-high grade material.

     We have significant large-scale production scalability, so when these prices really do increase we can put the Sheep Mountain project, our Henry Mountains complex and Roca Honda into production. Those are all in permitting right now and we think that they'll be ready to go to coincide with this -- these increases in prices that we expect to see.

     So, in summary to sum up here, we believe that consolidation is very important in the United States right now. It -- what it really does is it decreases your all-in total cost of production; just when you're able to combine corporate costs, public company costs, we'll have a stronger contract portfolio. We'll have more diversified production. We'll be the only company that's focused on the United States that has two production centers and, again, we'll be only one of three in the world that have both ISR and conventional production. And we also have a strong balance sheet with that cash and inventory position. And those are all barrels of yellowcake at our White Mesa mill. You can see them all back there. Each of those barrels is worth about $50,000 to us. It's -- that's a nice thing to have.

     So I thank you for your time and attention and I'd be happy to answer any of your questions. Thank you.

     MALE SPEAKER 1: Questions from the audience?

     MALE SPEAKER: (Inaudible) part of the merger, what were your conventional costs data, what are the ISR costs?

     CURTIS MOORE: So in terms of our conventional costs, we are -- our last financial statements had a cost of goods sold of about $30 -- $31-$32 per pound, so I think that's a pretty good indication. And this is from both alternate feed materials, which a lot of people maybe they don't realize this; those might be some of the lowest-cost uranium production in the world today. Essentially, we're producing uranium from waste streams, for lack of a better term, and those -- you know, each of those deals is a little different, but we kind of wish there was more of that stuff out there for us to process. But then we're also producing from our Pine Nut mine and so that's what comprises that $32 number. And now we're going to move over to Canyon and so we'll see where those come in.

     In terms of Uranerz, you know, they -- they've been in a ramp-up period right now and I honestly don't have those numbers in front of me in terms of production cost, but they do have in-situ costs associated with them, so we think it's a good thing to add to our portfolio.

     MALE SPEAKER 1: Other questions from the audience? Curtis, perhaps you could talk about just the mindset that you guys had that you decided to acquire Uranerz at this point; why now and what do you guys see as the ultimate potential of that acquisition?

     CURTIS MOORE: Yeah. You know, we do think it was the right time to do this. We were excited to get some in-situ production into our portfolio and its associated cost. You know, I think that one of the important things that we're doing through this is that we are improving the scalability of our production at some of the lower costs within our portfolio. So we -- Energy Fuels on its own had decent production at -- you know, in today's market, but -- but what this allows us to do is get some -- to get some lower cost material in our portfolio.

     It's just -- you know, consolidation, I think, kind of needs to happen in the United States. Again, it lowers your true all-in cost of production. I mean, when you're a one production center company, like we were before essentially. You know, every cost is a cost of production; from your -- you know, from your corporate costs down to your mine costs, so this just, we believe, will make us much more competitive and clearly emerge as the dominant company in the U.S..

     MALE SPEAKER 1: Okay. So if you met -- in addition to acquiring Uranerz, you know, what are you guys thinking about as far as, you know, ultimate production from Nichols Ranch. You know, you talked about they were supposed to produce 200,000 pounds in 2014. That number -- the official number isn't out yet exactly what they hit, but what do you think that asset can produce in 2015 and beyond?

     CURTIS MOORE: Well, they haven't given any guidance to that effect. Again, the total capacity out there is about 2 million pounds, though that -- with the projects that they have in the pipeline in terms of Nichols Ranch and the satellite projects they have associated with that; that would be the Jane Dough Project and also the Hank Project. I think that the potential there is to get up to close to a million pounds of production per year; kind of depending on how prices go and depending on how the technical aspect of the project goes. So that's -- that -- I think that's what's really in the immediate pipeline here. But again, as things really get going and there's some new -- you saw Uranerz's land position there. There is several other projects that are also in the pipeline and so if those get going, we'll see, so --

     MALE SPEAKER 1: And then, if we could, one final thing; can you talk about the difference in the permitting process between an ISR project and a conventional mining project?

     CURTIS MOORE: Sure. You know, and I'm not really an expert in permitting, but in Wyoming when you have an ISR project, your processing facility right now is managed through the U.S. NRC, the Nuclear Regulatory Commission. Though Wyoming just announced that they're going to be coming in an agreement state, which -- whereby the NRC, essentially, delegates the permitting authority from the federal level to the state level, but that's probably going to take about four or five years. So -- so to get -- to get a processing plant done right now; whether it's an in-situ processing plant or even a conventional mill, in Wyoming you'd have to go through the NRC.

     Other stages like our White Mesa mill, that's in Utah. Utah is an agreement state, so all permitting occurs through the State of Utah. You know, we do have some experience in permitting a new mill. Energy Fuel's story many, many years ago -- well, many; say four or five years ago, was that we had permitted a new mill in Colorado and that was an extremely difficult, expensive, long process. I mean, it's arguably still going because there's some lawsuits that are still occurring on that. And that process was started in about 2007 and it's just very, very difficult to get these kinds of projects permitted and developed in the United States.

     So we don't think there's a whole lot of, necessarily, competition for us out there, at least on the conventional side. There are some other ISR projects that are out there and some good ones, but permitting is always a major hurdle, especially in the United States.

     MALE SPEAKER 1: All right. There aren't any final questions from the audience, we'll wrap up there. Thank you, Curtis.

     CURTIS MOORE: Thank you.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS OF URANERZ ENERGY CORP. AND ENERGY FUELS INC.

On January 5, 2015, Energy Fuels Inc. (“Energy Fuels”) announced a transaction whereby it would acquire all of the issued and outstanding shares of Uranerz Energy Corp. (“Uranerz”). This communication is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels will file with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed acquisition of Uranerz by Energy Fuels.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION OF URANERZ BY ENERGY FUELS.

Anyone may obtain copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed acquisition of Uranerz by Energy Fuels. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Energy Fuels can be found in its 2014 management information circular dated March 26, 2014, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.